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                             March 5, 2024

       Henry C.W. Nisser, Esq
       President and General Counsel
       Ault Alliance, Inc.
       11411 Southern Highlands Parkway, Suite 240
       Las Vegas, NV 89141

                                                        Re: Ault Alliance, Inc.
                                                            Form 10-K/A for the
Fiscal Year Ended December 31, 2022
                                                            Filed May 22, 2023
                                                            Response Dated
September 18, 2023
                                                            File No. 001-12711

       Dear Henry C.W. Nisser, Esq:

              We have reviewed your September 18, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5,
       2023 letter.

       Form 10-K/A for the Fiscal Year Ended December 31, 2022

       Revenue Recognition
       Bitcoin Mining, page F-19

   1. We acknowledge your response to comment 1 and your revised disclosures beginning on page F-11 of your Form
10-Q for the quarterly period ended September 30, 2023. Please respond to the
following:
                                                            You identify the
provision of    computing power    as your single performance
                                                            obligation. Tell us
how that terminology accurately portrays the promise under your contracts given
that you run the pool operator   s software on your equipment to
                                                            construct block
header candidates and perform hash calculations. In your response, clarify for us
whether as a participant in a mining pool it would be more accurate to characterize your
performance obligation as the provision of hash calculation services
 Henry C.W. Nisser, Esq
Ault Alliance, Inc.
March 5, 2024
Page 2
           to the pool operator and revise your disclosure as appropriate, including that this performance obligation is an output of your ordinary activities for which you decide when to provide services under the contract(s).
           Enhance future filings to clarify, if true, that the contract with your pool operator provides both parties the unilateral enforceable right to terminate the contract at any time without penalty.
           Consistent with your response, enhance future filings to disclose that the customer termination option results in a contract that continuously renews throughout the day and therefore has a duration of less than 24 hours.
           Since you have determined the mining pool arrangement is a contract that is continually renewed, tell us, and enhance future filings to disclose, whether the rate of payment remains the same upon renewal and whether your customer
s option to
           renew represents a material right and thus a separate performance obligation as contemplated in ASC 606-10-55-42.
           In your response, you indicate your mining rewards are determined based on an FPPS payout formula. Please enhance your disclosures to include a more fulsome description of this formula. Your disclosure should clarify, if true, that your rewards are comprised of block rewards and transaction fees. Your revised disclosure should also describe the variables that comprise the FPPS formula. For example, if true, disclose that network block subsidies are based on the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole during the 24-
           hour period beginning at midnight UTC daily (i.e., the measurement period), while network transaction fees are based on the total amount of transaction fees and block rewards that are actually generated on the blockchain network as a whole during the measurement period. Your disclosure should also make clear, as stated in your response, that consideration is generated regardless of whether the mining pool operator successfully records a block to the blockchain and whether the amounts are calculated based on expected or actual amounts.
           You state that you value noncash consideration at contract inception which is the beginning of the day Bitcoin is earned. Given that the Bitcoin exchange trades 24/7, please tell us and disclose the specific point in time that you fair value Bitcoin each day (i.e., 23:59:59 or 0:00:00). If 0:00:00, please specify if that is the start of the day
           of the contract (i.e., 0:00:00 to 23:59:59) or the start of the next day.
           Consistent with your response, enhance future filings to disclose, if true, that revenue
FirstName LastNameHenry C.W. Nisser, Esq
           is recognized the same day that control of the contracted service transfers to the
Comapany mining
           NameAultpoolAlliance,  Inc.
                         operators,  which is the same day as contract
inception.
       Provide  us with
March 5, 2024 Page 2    your  revised  proposed disclosure.
FirstName LastName
 Henry C.W. Nisser, Esq
FirstName  LastNameHenry  C.W. Nisser, Esq
Ault Alliance, Inc.
Comapany
March      NameAult Alliance, Inc.
       5, 2024
March3 5, 2024 Page 3
Page
FirstName LastName
       Please contact Rolf Sundwall at 202-551-3105 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets